                           December 2, 2009

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   The Prudential Investment Portfolios, Inc.
(File No. 811-07343 (the “Funds”)
     Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on October 29, 2009 regarding the Funds’ submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Funds’ Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Funds’ responses are keyed accordingly, as follows:

Dryden Asset Allocation Fund:

Comment:  In the Summary Section, in the discussion entitled “Fund Fees and Expenses,” please include in the expense table a line disclosing acquired fund fees and expenses, if applicable.

Response:  Disclosure pertaining to acquired fund fees and expenses is not required, and will not be included, because the amount of such fees and expenses are less than the minimum amount required for mandatory disclosure in the expense table.

Comment:  In the Summary Section, in the discussion entitled “Fund Fees and Expenses” please revise the footnote appearing immediately underneath the example table to disclose the manner in which the contractual fee waiver may be renewed, modified or discontinued, and who is responsible for this decision.

Response:  The footnote has been revised to include the following statement:  “A decision on whether to renew, modify or discontinue the waiver is subject to review by the distributor and the Fund’s Board of Directors.”

Comment:  In the Summary Section, in the discussion entitled “Investments, Risks and Performance,” please identify the specific types of securities which may be subject to the fixed-income obligations risk discussed therein.

Response:  TO COME

JennisonDryden Asset Allocation Funds:

Comment:  In each Summary Section, in the discussion entitled “Fund Fees and Expenses,” it is not permissible to disclose expense limitations and/or fee waivers on two separate lines in the expense table:  please collapse the two lines into a single row in the table.

Response:  The disclosure has been collapsed in the expense table in each Summary Section onto a single row.

The Funds acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Funds may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)